June 4, 2012

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
Mail Stop 4631
100 F Street, NE
Washington, D. C. 20549

Re:	International Game Technology (Company, IGT, we, our) Form 10-K for the Fiscal Year Ended October 1, 2011 Filed November 30, 2011 File No. 1-10684

Dear Mr. Cash:

This letter is in response to your letter dated May 29, 2012 setting forth comments of the Staff of the Securities and Exchange Commission on our Form 10-K for the fiscal year ended October 1, 2011 filed on November 30, 2011 under the Securities Exchange Act of 1934. Our response is set forth below following the comment from your letter stated in italics.

Form 10-K for the Fiscal Year Ended October 1, 2011

Item 8 – Financial Statements, page 46

Note 13. Contingencies, page 76
Litigation, page 76

1.
We appreciate your response to prior comment three from our comment letter dated April 18, 2012. In future filings, to the extent that you have concluded that you cannot estimate the reasonably possible loss or range of loss, including reasonably possible losses in excess of amounts already accrued, please state that such an estimate cannot be made for each specific matter disclosed. Refer to FASB ASC 450-20-50-3 and 50-4.

Response:

In response to the Staff’s comment, we confirm that in future filings, to the extent that we have concluded that we cannot estimate the reasonably possible loss or range of loss, including reasonably possible losses in excess of amounts already accrued, we will state that such an estimate cannot be made for each specific matter disclosed.

International Game Technology

6355 South Buffalo Drive
Las Vegas, NV 89113-2133
702-669-7777
www.IGT.com

U.S. Securities and Exchange Commission	June 4, 2012	Page 2

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The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (702) 669-8141 (telephone) or 775-448-9150 (facsimile) with any questions or comments regarding this letter.

Respectfully submitted,

International Game Technology

/s/ John Vandemore
John Vandemore
Chief Financial Officer and Treasurer